EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in millions)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Three Months Ended March 31, 2009
EARNINGS:
Income (loss) before income taxes and Cumulative effect of accounting change	$805	$1,492	$3,241	$2,347	$991	$(9,184)
Interest expense (a)	162	223	318	375	225	42
(Gain)/loss on investment in equity investees in excess of distributed earnings	(1)	1	(3)	21	40	1
Amortization of capitalized interest	5	10	19	40	74	36
Loan cost amortization	6	9	13	16	19	6

Earnings	$977	$1,735	$3,588	$2,799	$1,349	$(9,099)

FIXED CHARGES:
Interest expense	$162	$223	$318	$375	$225	$42
Capitalized interest	36	79	179	311	586	161
Loan cost amortization	6	9	13	16	19	6

Fixed Charges	$204	$311	$510	$702	$830	$209

Preferred Stock Dividends
Preferred Dividend Requirements	$40	$42	$89	$94	$33	$6
Ratio of income before provision for taxes to net income (b)	1.56	1.57	1.63	1.62	1.64	1.60

Subtotal – Preferred Dividends	$62	$66	$145	$152	$54	$10
Combined Fixed Charges and Preferred Dividends	$266	$377	$655	$854	$884	$219
Ratio of Earnings to Fixed Charges	4.8	5.6	7.0	4.0	1.6	(43.6)
Insufficient coverage	$—	$—	$—	$—	$—	$9,308
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.7	4.6	5.5	3.3	1.5	(41.6)
Insufficient coverage	$—	$—	$—	$—	$—	$9,318

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.